As filed with the Securities and Exchange Commission on September 14, 2005.

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 3
                                       to
                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                              DELCATH SYSTEMS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

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            Redeemable Common Stock Purchase Warrants Issued in 2000
                         (Title of Class of Securities)

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                                   24661P112
                      (CUSIP Number of Class of Securities)

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                                   M. S. Koly
                      President and Chief Executive Officer
                              Delcath Systems, Inc.
                               1100 Summer Street
                                    3rd Floor
                           Stamford, Connecticut 06905
                                 (203) 323-8668

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                                   Copies to:
                                 Paul G. Hughes
                               Murtha Cullina LLP
                               Two Whitney Avenue
                                  P. O. Box 704
                        New Haven, Connecticut 06503-0704
                                 (203) 772-7726

                            CALCULATION OF FILING FEE

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   Transaction Valuation*                          Amount of Filing Fee
          $324,000                                       $ 64.80
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*    Calculated solely for purposes of determining the filing fee under Rule
     0-11(a)(4) based on the last sale of the Redeemable Common Stock Purchase Warrants issued by the filing person in 2000 on July 7, 2005 of $0.27 per warrant.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:        $64.80
        Form or Registration No.:      Schedule TO-I (File No. 5-60851)
        Filing party:                  Delcath Systems, Inc.
        Date filed:                    July 13, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_| third party tender offer subject to Rule 14d-1.

         |X| issuer tender offer subject to Rule 13e-4.

         |_| going-private transaction subject to Rule 13e-3.

         |_| amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO (this "Amendment No. 3 to the Schedule TO") relates to the offer (the "Exchange Offer") by Delcath Systems, Inc., a Delaware corporation (the "Company"), to exchange any or all of the Company's 1,200,000 Redeemable Common Stock Purchase Warrants that it issued in connection with its initial public offering in 2000 (the "2000 Warrants") for the Company's 2005 Redeemable Common Stock Purchase Warrants - Series A (the "Exchange Warrants").

     This Amendment No 3 to the Schedule TO is being filed to satisfy the requirement of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, that the Company report the results of the Exchange Offer.

     As of the expiration of the Exchange Offer at 5:00 P.M., New York time, on September 9, 2004, a total of 989,544 2000 Warrants were tendered for an equal number of Exchange Warrants out of a total of 1,200,000 2000 Warrants that had been outstanding prior to the Exchange Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                             DELCATH SYSTEMS, INC.



                                             By:         /s/ M. S. KOLY
                                                 -----------------------------
                                                  M. S. Koly
                                                  President and Chief Executive
                                                  Officer

Date:  September 14, 2005